

September 13, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share, of Hartford Schroders Commodity Strategy ETF, of HARTFORD FUNDS EXCHANGE-TRADED TRUST under the Exchange Act of 1934.

Sincerely,